Exhibit 4.1

February 24, 2006

Robert B. Chess

Chairman

Nektar Therapeutics

150 Industrial Road

San Carlos, CA 94070

Dear Rob,

This letter summarizes the compensation terms for your service as interim President and Chief Executive Officer of Nektar Therapeutics for the period beginning March 17, 2006 through the earlier of (i) the Company’s appointment of a new President and Chief Executive Officer and (ii) June 30, 2006 (the “Service Period”). Your compensation will remain at $199,500 on an annual basis, which includes your variable compensation. In consideration for your service as interim President and CEO during the Service Period, you will receive an additional $250,000 payable in three equal installments of $83,333 on March 17, 2006, March 17, 2007, and March 17, 2008.

Subject to the approval of the Organization and Compensation Committee, you will also be granted an option to purchase 37,500 shares of Common Stock under Nektar’s 2000 Equity Incentive Plan. The exercise price of your options will be set at the closing price of Nektar’s Common Stock on the last trading day immediately preceding the grant date of your option and the option will vest monthly over a period of one year with a vesting start date of March 17, 2006. Further, subject to the approval of the Organization and Compensation Committee, you will also be granted a Restricted Stock Unit Award of 18,750 shares which will vest in full on March 17, 2007.

Rob, we appreciate your service as Nektar’s interim President and CEO during this important transition period. I am also looking forward to working with you and the CEO Search Committee as we begin the process of locating Nektar’s new President and CEO.

Sincerely,

/s/ Michael A. Brown

Michael A. Brown

Chairman, Organization

and Compensation Committee

Nektar Therapeutics

Accepted and Agreed:

/s/ Robert B. Chess	February 24, 2006
Robert B. Chess	Date